John F. Ashburn, Jr., Esq. Executive Vice President and General Counsel	Molycorp, Inc. 5619 DTC Parkway, St. 1000 Greenwood Village, CO 80111 Tel 303.843.8040 Fax 303.843.8082 John.Ashburn@molycorp.com
May 24, 2010
Correspondence Filing Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549
Attn: H. Roger Schwall
          John Lucas

Re:	Molycorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-166129)
Ladies and Gentlemen:
     The following sets forth the responses of Molycorp, Inc. (the “Company”) to the comment letter dated May 13, 2010, of the staff of the Division of Corporate Finance (the “Staff”) provided in respect of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. This letter is being filed with Pre-effective Amendment No. 1 to the Registration Statement (the “Amendment”). All page number references herein are to page numbers in the form of prospectus filed as part of the Amendment.
General
1.	Comment: Provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Response: Where the Company has revised the disclosure in the Amendment in response to the Staff’s comments, it has noted the applicable page number of the prospectus next to the responses below. In addition, certain copies of the Amendment provided to the Staff have been marked to show changes for the convenience of the Staff.

Securities and Exchange Commission
May 24, 2010

2.	Comment: Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (“FINRA”), which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of the letter, or ensure that FINRA calls us for that purpose.

Response: Prior to submitting a request for accelerated effectiveness of the Registration Statement, the Company will ensure that FINRA either provides a letter to the Staff or calls the Staff to confirm that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements.

3.	Comment: File all required exhibits as soon as possible and allow sufficient time for staff review and comment.

Response: The Company has filed several exhibits with the Amendment and will submit all remaining exhibits to the Registration Statement as promptly as possible.

4.	Comment: We note that your document contains numerous blank spaces. Please provide all required disclosures as soon as possible, except for such information whose omission is permitted under Rule 430A. Please also ensure that you update your disclosure related to corporate governance, code of ethics, board composition, and related areas, which you state will be adopted prior to the consummation of this offering.

Response: The Company confirms to the Staff that prior to circulating copies of the preliminary prospectus to potential investors, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A.

The Company has revised the disclosure related to corporate governance and code of ethics in response to the Staff’s comment. See pages 83, 84 and 85. The Company respectfully advises the Staff that the Board of Directors of the Company has not yet determined which directors will be serving in each of the three classes of directors or which of the directors will be the financial expert on the audit committee. Once determined, the Company will revise the disclosure in response to the Staff’s comment.

5.	Comment: Given the references in your filing to selling stockholders, it appears that you intend to use this filing to register the resale of shares of common stock by selling stockholders. If this is your intention, please revise your filing to provide all required disclosure regarding such resale and the selling stockholders. Such information would include, without limitation, the following:
•	The price at which the selling shareholders will sell the shares;

•	All information required by Item 507 of Regulation S-K;

Securities and Exchange Commission
May 24, 2010

•	Disclosure regarding the background of the acquisition of such shares by the selling shareholders;

•	Disclosure regarding whether the underwriters are underwriting the resale;

•	Disclosure regarding whether any selling stockholders are broker-dealers or affiliates of broker-dealers.
In addition, please advise us why you have not referenced such resale on the prospectus cover page.

Response: The Company has revised the Principal and Selling Stockholders table in the prospectus to include the information required by Item 507 of Regulation S-K. See pages 98, 99 and 100.

Presently, the selling stockholders will only sell in the offering if the underwriters exercise their option to purchase additional shares to cover over-allotments. The Company respectfully advises the Staff that it has disclosed this potential resale of shares of common stock by selling stockholders on page 11 and on the prospectus cover page. The Company respectfully advises the Staff that the prospectus cover page also discloses the price at which the selling stockholders will sell their shares if the underwriters exercise their option to purchase additional shares.

The Company respectfully advises the Staff that it has disclosed the background of the acquisition of such shares by the selling stockholders under “Certain Relationships and Related-Party Transactions—Contribution Agreement” on page 97.

The Company supplementally advises the Staff that none of the selling stockholders are broker dealers or affiliates of broker dealers.

6.	Comment: Please include updated disclosure and advise us regarding the status of your application to list on the New York Stock Exchange. If any of the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response: The Company has revised the disclosure in response to the Staff’s comment. See the cover of the prospectus and pages 11 and 106. The Company will update the disclosure regarding the status of its application to list on the New York Stock Exchange in any additional pre-effective amendment to the Registration Statement.

7.	Comment: We note that portions of your disclosure rely on information provided by Roskill Consulting Group Limited and the Industrial Minerals Company of Australia Pty Ltd. With a view towards disclosure, please tell us whether such information is publicly available. If such disclosure is not publicly available, please file a consent from each such party, and disclose whether you compensated either of these parties for providing such information to you.

Securities and Exchange Commission
May 24, 2010

Response: Some of the information provided by Roskill Consulting Group Limited (“Roskill”) and the Industrial Minerals Company of Australia Pty Ltd. (“IMCOA”) is publicly available. However, each of Roskill and IMCOA provided a non-public report to the Company for which it was compensated. Such compensation is not contingent on the success of this offering. The Company has included disclosure on page 1 of the prospectus disclosing that it has compensated each of Roskill and IMCOA for its respective report. The Company will file a consent for each of Roskill and IMCOA as an exhibit to the Registration Statement in a pre-effective amendment to the Registration Statement.

8.	Comment: You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response: The Company respectfully advises the Staff that it has yet to determine an estimated offering price. As soon as this information becomes available, the Company will file a pre-effective amendment that includes a price range and will update related disclosure, as applicable.
Mine-to-Oxides, page 1
9.	Comment: Please disclose the assumptions underlying your projections for future production. In addition, please disclose the basis of your disclosure regarding your estimates of the efficiency of your new proprietary technologies at pages 7 — 8.

Response: The Company has disclosed the assumptions underlying its projections for future production. See pages 7 and 8. The Company has also disclosed the basis for its disclosure regarding its estimates of the efficiency of its new proprietary technologies. See pages 72 and 73.

10.	Comment: In several places in your document, you state that you are achieving “greater than 98% recovery in [y]our solvent extraction unit at commercial scale.” Please clarify, if true, that such recovery rate is limited to your processing of lanthanum.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 2, 59 and 66.
Oxides-to-Metals/Alloys, page 2
11.	Comment: Please provide us with an update regarding the status of your planned acquisition of a third-party producer of rare earth metals and alloys, and disclose the material terms of the letter of intent. Please file the letter of intent, or tell us why the letter does not constitute a material contract under Item 601 of Regulation S-K. In addition, explain the significance of the line item “Expansion into metal and alloy production” in your table of expected capital expenditures on page 46. For example,

Securities and Exchange Commission
May 24, 2010

please clarify whether the $33 million budgeted amount reflects the expected cost of this acquisition, or whether this in addition to any acquisition-related expenses.

Response: The transaction contemplated by the letter of intent remains subject to negotiation, and the Company intends to update this disclosure in the prospectus as discussions progress. The Company respectfully advises the Staff that the letter of intent is non-binding and does not provide for obligations that are material to and enforceable against the Company. Accordingly, the letter of intent does not constitute a material agreement under Item 601 of Regulation S-K.

The Company has revised the disclosure in response to the Staff’s comment to clarify that the $33 million budgeted amount reflects the cost of the acquisition. See page 49.

12.	Comment: If material, please disclose the distance to the facility and any related material transportation costs.

Response: The Company respectfully advises the Staff that, because the distance to the facility and any related material transportation costs are not material, the Company has not provided any disclosure in the prospectus for these items.
Magnet Production, page 3
13.	Comment: We note that you are “working to secure a collaborative joint venture agreement with a third-party manufacturer of NdFeB magnets.” Please explain whether you have entered into negotiations with any such manufacturers. It is not clear from your disclosure whether you are currently in negotiations with a possible counterparty or whether this is something you plan to do going forward.

Response: The Company has entered into negotiations with a third-party manufacturer of NdFeB magnets regarding a collaborative joint venture and has updated the disclosure in response to the Staff’s comment. See pages 3, 9, 37, 60 and 64.
Industry Overview, page 3
14.	Comment: We note that your reserves are bastnasite, which includes predominately light rare earth elements. Please revise to disclose the general pricing discrepancies between light and heavy rare earth elements.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 3 and 53.

15.	Comment: Please quantify to the extent known the export quotas and tariffs announced by the Chinese government. In addition, provide a brief explanation of the new “mining quotas policy.”

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 4, 6, 39, 55, 56 and 61.

Securities and Exchange Commission
May 24, 2010

Our Strengths, page 6
16.	Comment: Please balance the discussion in the summary section to describe not only your strengths, but also the material risks and challenges you face. Please expand this subsection of the summary accordingly.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 9 and 10.
Manage our costs to be competitive, page 8
17.	Comment: We note that you intend to produce and reuse your own reagents at the Mountain Pass facility, which will reduce your reliance on external suppliers. Please explain whether this is part of the modernization and expansion plan that will be executed from the proceeds of this financing. In this regard, we do not see this item specifically listed in your list of planned capital expenditures on page 46.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 8 and 63. The Company supplementally advises the Staff that capital expenditures relating to development and implementation of the technology to produce its own reagents is included the “Refurbishment and expansion of separation plant” line item on page 49.
Secure customer commitments to provide a stable revenue stream, page 8
18.	Comment: We note your disclosure that you have letters of intent to sell your rare earth products, representing approximately 138% of your anticipated production for 2013. With a view towards disclosure, please inform us how you intend to address the need for the balance of rare earth products.

Response: The letters of intent are non-binding, and the Company expects to enter into purchase agreements or purchase orders with potential customers for its products for amounts that would not exceed the Company’s actual production. The Company has revised the disclosure in response to the Staff’s comment to clarify that the letters of intent are non-binding. See pages 8, 15, 63, and 73.
Risk Factors, page 14
“Because of the inherent dangers involved in the mining of minerals . . .,” page 21
19.	Comment: Please expand your disclosure regarding your potential liability. For example, please describe your present insurance coverage.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 21.

Securities and Exchange Commission
May 24, 2010

“Our operations may affect the environment or cause exposure to hazardous substances . . .,” page 22
20.	Comment: We note your disclosure of environmental issues related to the Mountain Pass facility. In addition, we note various news reports related to historical environmental issues in and around the property, including issues relating to hazardous waste. In your prospectus, provide full disclosure of all material environmental issues relating to the mine and its operation, including the status of any material ongoing or historical environmental remediation projects. Provide more specific risk factor disclosure as appropriate. In addition, expand your disclosure regarding Chevron Mining Inc.’s obligation to indemnify you for “certain potential environmental losses,” and the related limitations on such obligation, including any relevant caps.

Response: With respect to providing full disclosure of all material environmental issues relating to the mine and its operation, the Company has revised the disclosure in response to the Staff’s comment. See page 21 and 22.

With respect to the Chevron Mining disclosure, the Company has deleted the reference to Chevron Mining’s obligation to indemnify the Company. Because the Company has assumed the obligation of a pump and treat system for impacted groundwater and all other environmental obligations either were not transferred to the Company or were satisfied with the approval of regulatory agencies, the Company does not believe that there is a material risk of any potential liability for obligations that would be subject to indemnification from Chevron Mining.
“Future sales of shares of common stock by existing stockholders . . .,” page 24
21.	Comment: Please file the lock-up agreement referred to in this risk factor.

Response: The Company respectfully advises the Staff that the form of lock-up agreement referred to in this risk factor will be included as an exhibit to Underwriting Agreement, which the Company will file as Exhibit 1.1 in a pre-effective amendment to the Registration Statement.
Use of Proceeds, page 29
22.	Comment: Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation S-K. In addition, we note that you intend to use a portion of the net proceeds from this offering to fund your modernization and expansion of the Mountain Pass Facility. If you anticipate that such project will require more funds than this offering will provide, please disclose in this section the source of such additional funds.

Securities and Exchange Commission
May 24, 2010

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 29. The Company respectfully advises the Staff that it expects to finalize its financing plan prior to the commencement of this offering, and that it will file a pre-effective amendment to the Registration Statement that will update this disclosure, as applicable.
Dividend Policy, page 31
23.	Comment: Please describe any restrictions that currently limit your ability to pay dividends.

Response: The Company supplementally advises the Staff that subject to compliance with applicable legal requirements, there are no restrictions that currently limit the Company’s ability to pay dividends. The Company is not party to any credit agreement or other debt instrument that would typically contain covenants limiting the ability to pay dividends, and the Company is not party to any other agreement including any similar restrictions.
Corporate Reorganization, page 33
24.	Comment: We note that you conducted several transactions to reorganize your operation prior to filing this registration statement. Please file each of the relevant agreements as exhibits, or tell us why they are not material contracts under Item 601(b)(10) of Regulation S-K.

Response: The Company has filed with the Amendment copies of the Contribution Agreement, Stockholders Agreement, Registration Rights Agreement and the form of Restricted Stock Agreement entered into in connection with the corporate reorganization as exhibits to the Registration Statement.
Management’s Discussion and Analysis, page 36
Our Products and Markets, page 37
25.	Comment: Your disclosure states that you are commencing a second pilot processing campaign in the second quarter of 2010 to recover certain minerals from bastnasite concentrate stockpiles. Please expand your disclosure to explain how your second pilot campaign relates to or helps to develop your mines-to-oxides and oxides-to-metals/alloys business plans that you disclose in your business section on pages 55 and 56 of your filing. In addition, explain whether the markets that you currently sell to are different from the markets that you anticipate selling to if you are able to successfully implement your business plan.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 37.

Securities and Exchange Commission
May 24, 2010

Rare Earth Product Prices, page 38
26.	Comment: We note that the prices of rare earth oxides vary significantly between products. Please provide a broad estimate of how you expect your production to be weighted between these various products.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 38.
Factors Affecting Our Results, page 38
27.	Comment: Please disclose when you anticipate “full implementation” of your mine-to-magnet strategy, at which time you state that you anticipate a significant change in products and customers.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 39, 40 and 47.
Environmental, page 40
28.	Comment: We note that you incurred $3 million of operating expenses in fiscal 2009 related to environmental compliance requirements. Please clarify whether such expenditures are directly related to remediation of prior environmental issues, or limited to ongoing compliance requirements.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 41.
Critical Accounting Policies and Estimates
Inventory, page 42
29.	Comment: Please revise to disclose the independent pricing source that you use when evaluating the market prices for REOs at the end of each quarter. Clarify how you evaluate this independent pricing source and the estimates or assumptions that you use when applying this pricing information to your inventory on hand at each quarter end.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 44.

30.	Comment: Please revise to clarify the assumptions and estimates that you use when determining whether an inventory write-down is necessary for slow-moving items, obsolescence and excessive levels. Ensure to specifically disclose how you evaluate whether you have excessive levels of concentrate stockpiles inventory recorded at the end of each quarter.

Securities and Exchange Commission
May 24, 2010

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 44.
Asset Impairments, page 43
31.	Comment: Please revise to separately discuss the assumptions and estimates that you use when testing your mineral properties for impairment.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 44.
Liquidity and Capital Resources, page 45
32.	Comment: We note that you plan to spend $511 million to restart mining operations, construct and refurbish processing facilities and other infrastructure, and expand into metals and alloys production, and that you expect to finance these estimated total expenditures, as well as your working capital requirements, with proceeds from planned public and/or private offerings of your securities or project financing as part of a “financing plan.” Please provide all material information regarding such “financing plan.” Clarify the extent to which you will be able to execute your “mine-to-magnets” strategy following the completion of this financing plan. For example, disclose whether you expect this financing to cover the costs of acquiring the third-party producer of rare earth metals and alloys referenced on page 2. In this regard, we note your statement at page 37 that the $511 million you are attempting to raise will be used, in part, to add “composite and alloy production capabilities.” In addition, discuss whether the proceeds will be sufficient to secure a collaborative joint venture agreement with a magnet manufacturer. Disclose the extent of any funding deficit and explain how you intend to finance these steps of your business plan. Provide appropriate clarification in all relevant portions of your document.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 48, 49 and 50.
Off-Balance Sheet Arrangements, page 47
33.	Comment: We note your disclosure here and in the notes to your consolidated financial statements regarding your agreement to compensate your initial investors for providing collateral relating to your bonding obligations to various agencies. Please revise to disclose all significant terms of this agreement, including the agreed upon amount that you will pay to compensate your initial investors.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 50.

Securities and Exchange Commission
May 24, 2010

Business, page 55
The Mountain Pass Facility, page 61
34.	Comment: Please disclose whether environmental impacts were a material factor in the decisions to suspend chemical processing operations in 1998 and milling operations in 2002.

Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 66.

35.	Comment: Please explain why disposing of waste water in evaporation ponds on the Ivanpah dry lake bed is no longer an available option for the Mountain Pass facility.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 66 and 67.
Compensation Discussion and Analysis, page 78
Primary Components of Executive Compensation, page 81
Annual Cash Bonuses, page 81
36.	Comment: Please file your Management Incentive Plan.

Response: The Company has filed with the Amendment a copy of its Management Incentive Plan as an exhibit to the Registration Statement.
Employment Agreements, page 82
37.	Comment: With a view towards disclosure, please tell us when you anticipate entering into employment agreements with your other named executive officers.

Response: The Company respectfully advises the Staff that it anticipates entering into employment agreements with Messrs. Smith, Allen and Ashburn and Dr. Burba prior to the commencement of this offering and will file a pre-effective amendment to the Registration Statement that will update this disclosure.
Director Compensation, page 85
38.	Comment: Please advise us why you have omitted disclosure of director compensation for your other directors.

Response: Non-employee directors that have been nominated by our stockholders do not receive any compensation for their service as directors. The Company has revised the disclosure to include these non-employee directors in the compensation table. See page 94.

Securities and Exchange Commission
May 24, 2010

Molycorp, Inc. 2010 Equity and Performance Incentive Plan, page 85
39.	Comment: With a view towards disclosure, please advise us regarding when you intend to seek shareholder approval of your equity and performance incentive plan.

Response: The Company will seek shareholder approval of its equity and performance incentive plan prior to the consummation of this offering. The Company has revised the disclosure in response to the Staff’s comment. See page 94.
Certain Relationships and Related-Party Transactions, page 88
40.	Comment: Please provide all of the disclosure required by Item 404 of Regulation S-K with respect to your transaction with Traxys, including a description of how Traxys is a related party.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 97.
Principal and Selling Stockholders, page 90
41.	Comment: Please tell us whether you intend to reflect in the table at page 91 the shares of common stock beneficially owned after conversion of the Class A common stock and Class B common stock.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that the information included in the beneficial ownership table will include the shares of common stock beneficially owned after giving effect to the conversion of the Class A common stock and Class B common stock into shares of common stock. See pages 98, 99 and 100.
Description of Capital Stock, page 92
42.	Comment: With a view towards disclosure, please tell us whether (and if so, when) you intend to amend your articles of incorporation and by-laws in connection with this offering. For example, we note that you have not disclosed in this section that shares of Class A and Class B common stock are authorized under your certificate of incorporation. We also note that certain portions of your disclosure with respect to your organizational documents do not appear to comply with the organizational documents that you filed as exhibits to your filing.

Response: The Company respectfully advises the Staff that it intends to adopt and approve an amended and restated certificate of incorporation and amended by-laws prior to the consummation of this offering, which will become effective upon the consummation of this offering. The Company has revised the disclosure in response to the Staff’s comment to clarify this. See pages 11 and 30. The Company has filed with the Amendment forms of these documents as exhibits to the Registration Statement. The Description of Capital Stock section complies with the forms of these documents.

Securities and Exchange Commission
May 24, 2010

Registration Rights, page 92
43.	Comment: Please disclose the background in which certain holders acquired the registration rights. In addition, please file all related agreements as material contracts.

Response: The Company has revised its disclosure in response to the Staff’s comment. See page 97. The Company has also filed with the Amendment a copy of the Registration Rights Agreement as an exhibit to the Registration Statement.
Underwriting, page 103
44.	Comment: You indicate that the underwriters have agreed to purchase from you the securities offered in this registration statement “subject to the approval of certain legal matters by their counsel and to certain other conditions.” Expand your disclosure to identify any conditions that could potentially limit or eliminate the underwriters’ obligation to purchase the securities from you. In the alternative, revise to eliminate any suggestion that there is less than a firm commitment to purchase all securities if any securities are purchased.

Response: The Company has revised the disclosure in response to the Staff’s comment to clarify that there is a firm commitment by the underwriters to purchase all securities if any securities are purchased. See page 112. The Company respectfully advises the Staff that, pursuant to Item 508 of Regulation S-K, the conditions precedent to the underwriters’ taking the securities in a firm commitment underwriting need not be described.
Consolidated Statements of Members’ Equity, page F-5
45.	Comment: Please remove the dollar sign from the common shares column in your consolidated statements of members’ equity.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page F-5.
(4) Summary of Significant Accounting Policies
(e) Inventories, page F-9
46.	Comment: We note you have recorded $11.8 million and $11.9 million of concentrate stockpiles as of December 31, 2009 and 2008, respectively. Please tell us how you determined that these balances do not exceed an amount properly chargeable against revenues that you will recognize in future periods. Clarify when you anticipate that you will generate the revenues that these inventory amounts will be charged against. Please provide your analysis which demonstrates the nature of the mineral content that you plan on processing and the future periods that you will process such minerals. In addition, please clarify how you valued the concentrate stockpiles that you acquired in connection with the acquisition of the Mountain Pass facility.

Securities and Exchange Commission
May 24, 2010

Response: In connection with the acquisition of the Mountain Pass facility in September 2008, the Company acquired stockpiles of lanthanum and bastnasite concentrates. In its related purchase price allocation, the Company determined the estimated fair value of these concentrates using current selling prices less estimated processing costs to be incurred in recovering the related rare earth oxides, or REOs. Current selling prices for the Company’s lanthanum products were based on existing customer contracts, while selling prices for the REOs to be recovered from the bastnasite concentrates were obtained from Metal Pages, an independent market pricing source. The Company assigned no value to the acquired lanthanum concentrates or to approximately two-thirds of the acquired bastnasite concentrates, as estimated processing costs of $5.31 and $4.70 per pound, respectively, exceeded the related selling prices. The Company did assign $19.1 million to the remaining bastnasite concentrates, which are to be processed in the Company’s modernized facility beginning in late 2012, as operating costs for that facility are expected to be significantly lower than the costs of the Company’s current pilot plant operations. The estimated processing costs of $1.72 per pound used in making this determination were based on both internal and external engineering estimates.

The Company processed the acquired lanthanum concentrates from the date of acquisition until February 2010, during which time the Company produced didymium oxide (a combination of neodymium and praseodymium) and higher purity lanthanum concentrates. Sales of lanthanum concentrates occurred throughout the Company’s pilot processing campaign and are continuing. Sales of didymium oxide are expected to commence during the second half of 2010.

Processing of the Company’s bastnasite stockpiles commenced in April 2010 and is expected to continue until after the full restart of the Company’s modernized facility, which is expected in late 2012. Initially, through its second processing campaign, the Company will produce cerium products and didymium oxide. Sales of those products are expected to commence during the second half of 2010.

As mentioned above, the Company assigned $19.1 million to the bastnasite concentrates that it expects to process through its modernized facility beginning in late 2012. Each quarter, the Company updates its lower of cost or market analysis for the bastnasite concentrates on the basis of current market prices from Metal Pages. During the fourth quarter of 2008, significant declines in market prices (23%) for REOs resulted in a $7.3 million write-down with respect to the Company’s bastnasite concentrates. As market prices for REOs began to recover in 2009 (11%), further write-downs were not required.

The following table summarizes the Company’s purchase price allocation for the acquired lanthanum and bastnasite concentrates as of September 30, 2008, as well as the Company’s related lower of cost or market analyses as of December 31, 2008 and 2009.

Securities and Exchange Commission
May 24, 2010

			December 31,	December 31,
	September 30, 2008		2008	2009
	Lanthanum	Bastnasite	Bastnasite

Pounds acquired (a+b)	5,442,870	21,737,454
Pounds to be processed—current facilities (a)	5,442,870	14,491,636
Selling price per pound	2.40	4.37
Processing cost per pound	5.31	5.37

Margin per pound	(2.91)	(0.33)

Inventory value	—	—

Pounds to be processed—modernized facilities (b)	—	7,245,818	7,245,818	7,245,818
Selling price per pound	—	4.37	3.36	3.72
Processing cost per pound	—	1.72	1.72	1.72

Margin per sound	—	2.65	1.64	2.00

Inventory value	—	19,201,418	11,883,142	14,491,636

Lower of cost or market adjustment	—	—	(7,318,276)	— (a)

(a)	Since market value exceeded book value at December 31, 2009, no additional lower of cost or market adjustment was required.
47.	Comment: Please provide your analysis which demonstrates that work in process and finished goods inventory is properly recorded at lower of cost or market.

Response: The Company’s work in process and finished goods inventories are subject to lower of cost or market analyses each quarter, consistent with the methodology described in our response to Staff comment number 46 above. Write-downs of work in process inventory totaling $1.9 million and finished goods inventory totaling $7.1 million comprise the total $9.0 million of write-downs recorded for the year ended December 31, 2009, and disclosed in Note (4)(e) to the Molycorp, LLC consolidated financial statements. Write-downs of work in process inventory totaling $0.8 million and finished goods inventory totaling $1.4 million are included in the total $9.5 million of write-downs recorded for the period from June 12, 2008 (inception) through December 31, 2008. The remaining $7.3 million of write-downs as of December 31, 2008 relate to bastnasite concentrates discussed in our response to Staff comment number 46 above.

The following table summarizes the Company’s methodology for determining work in progress and finished goods as of December 31, 2008 and 2009.

Securities and Exchange Commission
May 24, 2010

			Current	Contract/
			Market	Purchase
	Total	Cost/lb	Price	Order Price
	Value	(A)	(B)	(C)
As of December 31, 2008

Work in Progress:
Dydimium Oxide	680,157	3.19	6.35
Coprecip Europium	44,405	4.54	N/A	9.07
Other	1,143
Total Work in Progress	725,705
Finished Goods:
Lanthanum Concentrate	1,001,191	2.20	N/A	2.20
Lanthanum Oxide	722,415	3.40	3.40
Cerium Oxide	97,036	1.90	1.90
Praseodymium Oxide	53,215	6.15	6.35
Yttrium Oxide	140,413	1.21	6.80
Erbium oxide	76,895	6.30	N/A	9.50
Other (D)	123,287
Total Finished Goods	2,214,452

As of December 31, 2009

Work in Progress:
Dydimium Oxide	4,776,888	3.49	10.43
Other	1,223
Total Work in Progress	4,778,111
Finished Goods:
Lanthanum Concentrate	2,282,188	2.70	N/A	2.70
Lanthanum Oxide	351,780	2.40	2.40
Cerium Oxide	21,543	1.59	1.77
Praseodymium Oxide	41,604	4.94	10.43
Yttrium Oxide	93,746	0.83	4.54
Erbium oxide	35,229	6.30	N/A	9.50
Other (D)	105,482
Total Finished Goods	2,931,572

(A)	The cost per pound reflects inventory value after the lower of cost or market write down.

(B)	Market price was obtained from Metals Pages.

(C)	Products for which no market price is available, we used the contract price or the purchase order price.

(D)	Other finished goods includes numerous products with low quantities that are valued on the same basis as the finished goods with higher quantities listed above.
(k) Income Taxes, page F-12
48.	Comment: Please revise to disclose the tax status Molycorp Inc. and the impact the reorganization would have to income taxes and net income as of December 31, 2009 if it occurred on January 1, 2009 (i.e., proforma tax information), similar to the disclosure you provided on page 12.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page F-12.

Securities and Exchange Commission
May 24, 2010

(m) Earnings (loss) per Share, page F-12
49.	Comment: Please tell us how you considered the necessity to apply the two-class method for the incentive shares of Molycorp Minerals that were issued to certain employees and independent directors.

Response: The Company respectfully advises the Staff that, as disclosed in Note 8 to the Molycorp, LLC consolidated financial statements, the incentive shares issued by Molycorp Minerals, LLC are intended to constitute a “profits interests” and the holders are entitled to receive cash distributions only after the common shareholder (Molycorp, LLC) has received total distributions in an amount equal to its capital contributions and an annually compounded 10% return on such capital contributions. As a result of Molycorp Minerals, LLC’s losses since its inception and the absence of cash distributions to the common shareholder, the holders of incentive shares were not entitled to any cash distributions through December 31, 2009. Although holders of incentive shares were not entitled to any cash distributions, the incentive shares represent participating securities, as defined in ASC 260, and should be considered in Molycorp Minerals, LLC’s basic earnings per share (“EPS”) calculations.

ASC 260 states that a nonconvertible participating security would be allocated losses, and a convertible participating security should be included in the computation of basic EPS in periods of net loss, if the participating security has a contractual obligation to share in the losses of the issuing entity on a basis that is objectively determinable. Such a contractual obligation exists if the holder is obligated to fund the losses of the issuing entity or the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuing entity. Neither of these conditions exists with respect to the incentive shares as holders have no obligation to make capital contributions to Molycorp Minerals, LLC and there is no mandatory redemption amount for the incentive shares. Accordingly, the incentive shares have no effect on the EPS calculations of Molycorp, LLC.
(5) Acquisition of Mountain Pass Facility, page F-12
50.	Comment: Please provide your analysis which demonstrates how you determined the fair value of the mineral properties you acquired in connection with the acquisition of the Mountain Pass facility. In addition, explain to us how your determination of fair value considered the decline in rare earth products prices that you disclose on page 16 and hence, whether the fair value of the mineral asset recorded anticipated the fluctuations in the future market price of the minerals you were acquiring.

Response: The fair value of mineral properties was determined based on the excess cash flow method, a form of the income approach to determining fair value. That valuation method included consideration of several factors, including the remaining useful life of the mineral properties (30 years), projected financial information and the outlook for the industry based on information published by IMCOA. Such industry information included forecasts of global supply and demand in 2013 (estimated market value of $2 billion to

Securities and Exchange Commission
May 24, 2010

$3 billion) and recent industry developments. The projected cash flows assumed commencement of revenue from mined ore (as opposed to acquired stockpiled concentrates) in 2012 and a constant level of revenue commencing in 2013. Annual revenues were estimated at approximately $135 million, with a gross profit of 48% to 50%. After considering all relevant factors, the estimated future cash flows attributable to the mineral properties were discounted at a rate of 35%.

As noted above, the projected cash flows assumed a constant level of revenue commencing in 2013, and therefore individual annual revenues were not specifically adjusted for future fluctuations in market prices of REOs. However, the significant discount rate applied in valuing the mineral properties reflects, among other things, the uncertainty in the estimated future cash flows, including estimated future market prices for REOs and the resulting revenues.
(8) Stock Based Compensation, page F-15
51.	Comment: We note you have granted an option to purchase 3,798 shares of stock on April 10, 2009. Your disclosure also states that the fair value of the stock at the time of issuance was estimated to be $115.17 per share based on the price established in a related party financing agreement executed shortly prior to the issuance of the option. Please clarify when the financing agreement was executed, how that the financing agreement provided a basis for determining the fair value of your stock and how you determined the related party agreement was negotiated in a manner that would represent the fair value of your common stock. In addition, tell us your proposed IPO price.

Response: In determining the fair value of the underlying shares as of the option grant date, the Company considered the price per share for all investor contributions since inception. One million shares were issued in exchange for all capital contributions made during 2008 and in February 2009 prior to such exchange (equating to $92.15 per share). As a result, $100.99 per share was contributed by investors as of the February 2009 capital call, which was the most recent capital call prior to the grant date. Since the $100.99 per share value was established in close proximity to the option grant date, such value may be considered a reasonable estimate of the share price as of the April 10, 2009 grant date. One member / shareholder did not to participate in the February 2009 capital call, indicating that the $100.99 per share was not a bargain purchase value. Additionally, all subsequent capital calls have been done on the basis of $100.99 per share.

The related-party financing agreement referred to in Note 10 to the Molycorp, LLC consolidated financial statements was entered into as of May 15, 2009. Please note that the footnote will be updated to disclose that the financing agreement was executed shortly after (not before) the issuance of the option. The financing agreement included an equity conversion option, which was exercised in November 2009, providing for the conversion of advances into equity based on a price of $115.17 per share. The higher price per share for the conversion option, as compared to investor capital contributions, was intended to reflect an expected rate of return to the original investors at that time.

Securities and Exchange Commission
May 24, 2010

However, since the conversion price was negotiated and agreed to in close proximity to the option grant date by a party knowledgeable about the Company and the rare earths industry, the Company believes the conversion price provides the most appropriate and objective indication of the fair value of our stock as of the April 10, 2009 grant date.

The Company respectfully advises the Staff that it has yet to determine an estimated offering price. As soon as this information becomes available, the Company will file a pre-effective amendment that includes a price range.

52.	Comment: Explain how you determined that it is appropriate to measure the incentive shares using the intrinsic value method. Tell us the reason that these incentive shares were issued as opposed to common shares and explain how the rights of the incentive shares are different from the rights of the common shares.

Response: The incentive shares were issued to certain employees and independent directors to provide those individuals with an opportunity to participate in the profits and growth of the Company and thereby incentivize them to put forth maximum efforts for the success of the Company’s business. The issuance of these shares did not require any commitment for capital contributions by the employees and independent directors. In contrast to common shares, holders of incentive shares have no capital accounts and they have no voting rights. Additionally, holders of incentive shares are not entitled to participate in cash distributions until the common shareholder (Molycorp, LLC) has received total distributions in an amount equal to its capital contributions and an annually compounded 10% return on such capital contributions.

The Company determined that these liability-classified awards were appropriately valued using the intrinsic value method, rather than at fair value, because the repurchase price for vested incentive shares is based on the Company’s book value rather than fair value. Accordingly, recording the associated liability under the intrinsic value method provides the best information regarding the Company’s potential actual obligation for the repurchase of vested incentive shares from terminated participants at each reporting date.

53.	Comment: Revise to provide information about your securities pre and post reorganization as required by FASB ASC Section 505-10-50-3.

Response: Molycorp, LLC has a single class of stock. Additional disclosure with respect to that class of stock has been added to Note 4(l) to the Molycorp, LLC consolidated financial statements. See page F-12. The Company respectfully advises the Staff that the significant terms of Molycorp Minerals, LLC’s incentive shares are described in Note 8 to the Molycorp, LLC consolidated financial statements. See page F-16. Additional disclosure has been added to Note 12(a) to the Molycorp, LLC consolidated financial statements to describe the pertinent rights and privileges of Molycorp Inc.’s authorized stock. See page F-18.

Securities and Exchange Commission
May 24, 2010

Engineering Comments
Our Strengths — We have a highly experienced and qualified management team, page 7
54.	Comment: We note your statement that you created a work environment that prioritizes safety and that your Mountain Pass facility has not had a lost-time accident for the last few years. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures such as safety measures published by MSHA or utilized by your organization to monitor performance. It would be helpful to include a three-year history of appropriate safety statistics, such as total reportable injuries, no day-lost injuries, days-lost injuries, fatalities, and the associated incidence rates as compared to national or international rates or measures.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 77.
The Mountain Pass Facility, page 62
55.	Comment: Please clarify that your mining claims are lode claims and disclose the following additional information for each of your properties:
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
Response: The Company has revised the disclosure in response to the Staff’s comment. See pages 66 and 67.

56.	Comment: We note from your disclosure that you lack additional tailings disposal capacity, your tailing facilities were permanently closed in 2006, and that you plan to construct a new paste tailings operation elsewhere. Please expand your disclosure regarding your tailings disposal operational plan, permit application status, and the capital expenditures necessary to commence full mining/processing operations in the near future and how tailings disposal would impact your operation. A description of the

Securities and Exchange Commission
May 24, 2010

permitting delays related to the site closure in 2002 would also be helpful.

Response: The Company has revised the disclosure regarding the paste tailings operation. See pages 66 and 67.

57.	Comment: Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property whether your have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: The Company respectfully advises the Staff that it only has one material property — the Mountain Pass facility. The Company has revised the disclosure in response to the Staff’s comment to the extent applicable and believes the Registration Statement includes all Industry Guide 7 information. See pages 65, 66, 67, 68 and 69.

Securities and Exchange Commission
May 24, 2010

Rare Earth Reserves and Non-Reserve Deposits, page 64
58.	Comment: Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined. Absent this condition, proven and probable reserves should be segregated. Please modify your filing, stating the tonnage and grade of your proven and probable reserves.

Response: The Company has revised its disclosure throughout the prospectus such that proven and probable reserves have been segregated. See pages 1, 6, 59, 61, 69 and 70.

59.	Comment: We note your disclosure of a cutoff grade of a 5.0% Rare Earth Oxides (REO) for the proven and probable reserves of your Mountain Pass Mine. The cutoff grade is a critical component used to evaluate the economic potential of the mineral properties. Please disclose the commodity prices, your operating costs, and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable commodity prices, i.e. based on a three-year historic average.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 70 through 74.

60.	Comment: Please disclose the following information within or adjacent to your reserve tables:
•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.
Response: The Company has revised the disclosure in response to the Staff’s comment. See page 70.
Environmental, Health and Safety Matters, page 68
61.	Comment: We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and State Environmental requirements. Please provide a short summary of your permits and/or operational plans required to perform

Securities and Exchange Commission
May 24, 2010

exploration/mining activities on your properties, their current status, and any outstanding or pending permits.

Response: The Company has revised the disclosure in response to the Staff’s comment. See page 75, 76 and 77.

62.	Comment: We received your technical document and need to verify some of your source information. Please forward to our engineer as supplemental information and not as part of your filing, the following documents that establish the technical and economic feasibility of your materials designated as reserves pursuant to Rule 418(a) and (b) of Regulation C . The information requested includes, but is not limited to:
•	IMCOA, “Future Rare Earth Prices Forecast for Molycorp Minerals LLC,” Sept. 2009

•	Roskill Consulting Group Ltd, “Molycorp: A forecast of supply and demand prices for selected rare earths” Sept. 2009

•	SRK, 2009, Technical Report on Resources, Mountain Pass Rare Earth Element Project, SRK. Project No. 190600.020, Unpublished, 93p.
To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: The Company respectfully advises the Staff that it will provide the requested information under separate cover.

Securities and Exchange Commission
May 24, 2010

     Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning the Amendment. Thank you for your attention to this matter.
Sincerely,
/s/ John F. Ashburn, Jr.
John F. Ashburn, Jr., Esq.
Executive Vice President and General Counsel
cc:
Mark A. Smith
Christopher M. Kelly, Esq.
Michael J. Solecki, Esq.
Michael Kaplan, Esq.
Suying Li
Chris White
Ken Schuler
Laura Nicholson